Exhibit 11 - Statement re Computation of Per Share Earnings


         The net income or loss per share computations presented are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during each year. Diluted and basic income or loss per common share are the same amounts for each period.

         In connection with the Initial Public Offering (IPO), 155,164 and 300,266 shares of common stock were issued upon the conversion of the Company's Series C convertible preferred stock and Series D convertible preferred stock, respectively. An additional 805,209 shares of common stock were issued upon the conversion of the convertible portion of the Senior Subordinated Notes and 118,167 shares of common stock upon exercise of warrants and options. The above shares have been treated as outstanding since July 1, 1995. Stock options and warrants to purchase an additional 152,851 shares of common stock granted during 1995 have also been treated as outstanding since July 1, 1995, using the treasury stock method.